STATEMENT OF FINANCIAL CONDITION

Nomura Global Financial Products Inc.
March 31, 2017
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART IIB

SEC FILE NUMBER
8-69208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **April 1, 2016** AND ENDING **March 31, 2017**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA GLOBAL FINANCIAL PRODUCTS INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

WORLDWIDE PLAZA, 309 WEST 49th STREET
(No. and Street)

NEW YORK	**NEW YORK**	**10019-7316**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Schaffner **(212) 667-8903**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-12(n).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, David Moser and Peter Kontopirakis, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Global Financial Products Inc., (the "Company") as of March 31, 2017, is true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Name: David Moser
Title: Chief Financial Officer

JOHN RICHARD BRAATZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 02BR6344501
Qualified in New York County
My Commission Expires 07-05-2020

Name: Peter Kontopirakis
Title: Chief Operating Officer



Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (i) Formula for Determination of PAB Reserve Requirements of Brokers and Dealers under SEC Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Independent auditor's report on Internal Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-12.

Nomura Global Financial Products Inc.

Statement of Financial Condition

March 31, 2017

Contents

Ernst & Young, LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Nomura Global Financial Products Inc.

We have audited the accompanying statement of financial condition of Nomura Global Financial Products Inc. (the "Company") as of March 31, 2017, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nomura Global Financial Products Inc. at March 31, 2017, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 25, 2017

Nomura Global Financial Products Inc.
Statement of Financial Condition

March 31, 2017
(United States Dollars in Thousands)

Assets

Cash		$ 5,811
Deposit with clearing organization		32,057
Trading assets:		
Financial instruments owned (including assets pledged of $6,378,501)	$ 7,305,946	
Derivative financial instruments - customers	917,341	
Derivative financial instruments - affiliates	158,460	
		8,381,747
Collateralized financing agreements:		
Securities borrowed	2,756,557	
Securities purchased under agreements to resell	2,406,435	
		5,162,992
Receivables:		
Brokers, dealers and clearing organizations	148,212	
Customers	225,446	
Loans receivable from customers at fair value	62,472	
Short term loans receivable from affiliate	7,452	
Accrued interest	8,459	
		452,041
Other assets		5,801
Total assets		$ 14,040,449

Liabilities and stockholder's equity

Liabilities:		
Trading liabilities:		
Financial instruments sold, not yet purchased	$ 3,914,776	
Derivative financial instruments - customers	1,484,502	
Derivative financial instruments - affiliates	33,292	
		$ 5,432,570
Collateralized financing agreements:		
Securities loaned	5,439,097	
Securities sold under agreements to repurchase	166,898	
		5,605,995
Borrowings from Parent		642,267
Payables:		
Customers	861,141	
Brokers, dealers and clearing organizations	212,877	
Other payables to affiliates	50,354	
Compensation and benefits	3,053	
Accrued interest	5,513	
		1,132,938
Other liabilities		7,454
Total liabilities		12,821,224
Contingent liabilities and guarantees (see Note 10)		
Stockholder's equity:		
Common stock, without par value, 2,000 shares authorized,		
1,900 shares issued and outstanding	-	
Additional paid in capital	1,757,736	
Accumulated deficit	(538,511)	
Total stockholder's equity		1,219,225
Total liabilities and stockholder's equity		$ 14,040,449

See accompanying notes to Statement of Financial Condition.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition

March 31, 2017

1. Organization

Nomura Global Financial Products Inc. (the "Company" or "NGFP") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI" or "Nomura"), a Japanese corporation.

The Company is an SEC registered OTC Derivatives Dealer (a special category of broker-dealer engaged in an OTC derivatives business) under section 15(b) of the Securities Exchange Act of 1934 (the "Act").

On December 31, 2012, the Company was provisionally registered with the Commodity Futures Trading Commission ("CFTC") as a Swap Dealer in accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). Section 1a(49) of the Commodity Exchange Act defines, in general, a Swap Dealer ("SD") as a person that: holds itself out as a dealer in swaps; makes a market in swaps; regularly enters into swaps with counterparties in the ordinary course of business for its own account, or engages in any activity causing the entity to be commonly known in the trade as a dealer or market maker in swaps.

The Company purchases and sells over-the-counter ("OTC") derivatives to assist institutional investors in implementing their trading or hedging strategies. The Company also purchases and sells cash securities and exchange traded derivative positions to hedge its trading positions and enters into principal transactions for its own account.

The Company's most significant activity is acting as one of Nomura's predominant client-facing entities for OTC interest rate swaps globally. In certain cases, the Company may hedge the market risk of client facing transactions by entering into offsetting derivative trades with affiliates, including Nomura Securities Co., Ltd. ("NSC"), Nomura International PLC ("NIP"), Nomura Capital Markets plc ("NCM"), and Nomura Financial Products & Services, Inc. ("NFPS"). The Company also assumes market risk by entering into equity, foreign exchange, and credit derivative transactions, often by entering into derivative trades with affiliates such as Nomura Securities (Bermuda) Limited ("NSB") and NIP, who often act as the client-facing entity.

The Company's affiliate, Nomura Derivatives Products Inc. ("NDPI"), which is also a subsidiary of NHA, acts as a credit enhancement vehicle for NHI's OTC derivatives business, and accordingly also acts as an intermediary between the Company and certain other external counterparties. Substantially all of NDPI's derivative transactions with non-Nomura counterparties are economically hedged with offsetting derivative trades with the Company, leaving NGFP with market risk on such transactions, which it often hedges with affiliates or third parties.

1. Organization (continued)

In addition, where necessary, NDPI provides guarantees for certain OTC derivatives transactions entered into by the Company, which could require NDPI to make payments to certain of the Company's counterparties if the Company failed to perform. NSC is also a co-guarantor for certain of these transactions.

The Company collateralizes NDPI under a reimbursement agreement for NDPI's potential exposure under these guarantees. NHI and NSC guarantee the Company's obligations to NDPI under the reimbursement agreements.

The Company ultimately allocates its profits and losses to its Parent under a separate transaction services agreement, see Note 4.

2. Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Condition are reasonable and prudent. Actual results could differ from those estimates.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred.

Gains and losses resulting from non-United States dollar currency transactions are included in income.

Fair Value Measurements

A significant amount of the assets and liabilities of the Company are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as Accounting Standards Codification ("ASC") 940, *Financial Services – Brokers and Dealers* ("ASC 940"), but also, ASC 815, *Derivatives and Hedging* ("ASC 815") and by the fair value option election in accordance with

2. Significant Accounting Policies (continued)

ASC 825, *Financial Instruments* ("ASC 825"). If the Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The Company applies the fair value option to loans receivable from customers.

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosures associated with the use of fair value requirements (see Note 5).

Trading assets and *Trading liabilities*, including long and short securities positions and contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition on a trade date basis at fair value, with realized and unrealized gains and losses reflected in income.

Assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 5).

Derivative financial instruments are presented on a net-by-counterparty basis where evidence that an enforceable legal right of setoff exists, in accordance with ASC 210-20, *Balance Sheet – Offsetting* ("ASC 210-20") and ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters* ("ASC 815-10-45"). The fair value is netted across products where allowable in the associated master netting agreements. Also, the Company offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that are eligible for offset under the same master netting agreements.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and *Securities sold under agreements to repurchase* ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest.

Repurchase and resale agreements are presented on a net-by-counterparty basis on the Statement of Financial Condition where net presentation is permitted by ASC 210-20. It is the Company's

2. Significant Accounting Policies (continued)

policy to take possession of securities collateralizing resale agreements. Similarly, counterparties take possession of the securities pledged by the Company to collateralize repurchase agreements.

Substantially all of these transactions are collateralized by United States government, agency and other sovereign government securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and *Securities loaned* are included on the Statement of Financial Condition at the amount of cash collateral advanced or received plus accrued interest. *Securities borrowed* transactions require the Company to deposit cash, letters of credit or other securities with the lender. With respect to *Securities loaned*, the Company receives collateral in the form of cash or other securities. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes.

Receivables from and Payables to Customers

Receivables from and Payables to customers primarily include the portion of cash collateral posted to and received from counterparties for derivative transactions, which is not eligible for netting under ASC 815-10-45 or where the cash collateral delivered/received exceeds the related derivative payable/receivable as of the date of the Statement of Financial Condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations, including affiliates, consist of securities failed-to-deliver/receive, margin with clearing broker-dealers related to exchange traded derivatives and pending trades. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Pending trades represent the net amount on unsettled securities transactions.

Revenue Recognition

Principal transactions revenues consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments. Also included in Principal transactions

2. Significant Accounting Policies (continued)

are model reserves and counterparty and own credit risk adjustments on derivative transactions, and changes in fair value of *Loans receivable from customers at fair value.*

Interest and dividends income is earned primarily from *Financial instruments owned, Short term loans receivable from affiliate, Securities borrowed, Securities purchased under agreements to resell*, and cash collateral pledged (see Note 6) and is accounted for on an accrual basis.

The Company pays out revenue and expenses to its Parent, under a transaction services agreement; these amounts are reported within income. (See Note 4).

Expenses

Interest and dividends expense is incurred primarily on *Securities loaned*, *Borrowings from Parent, Securities sold under agreements to repurchase*, and cash collateral received (see Note 6) and is accounted for on an accrual basis.

Service fees with related parties, include costs (net of reimbursements received), for operational and administrative functions outsourced to affiliate companies, primarily NDPI, NHA and Nomura Securities International, Inc. ("NSI"), reduced by reimbursements received from these parties. These fees are determined either under service agreements or an allocation method approved by management (see *Operational and administrative arrangements* in Note 4).

Commissions and brokers fees include clearance, execution, transaction and commission fees to affiliates and non-affiliates.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions (see Note 11).

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pre-tax income.

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

The Company adopted the following new accounting pronouncements during the year ended March 31, 2017:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these financial statements
ASU 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period"	• Clarifies a performance target that affects vesting and that could be achieved after the requisite service period is accounted for as a performance condition.	Prospective adoption from April 1, 2016.	No impact.

2. Significant Accounting Policies (continued)

Future Accounting Pronouncements

The following new accounting pronouncements relevant to the Company will be adopted in future periods:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these financial statements
ASU 2016-09 "Improvements to Employee Share-Based Payment Accounting"	• Allows an accounting policy election to be made to either account for forfeitures when they occur or to include estimated forfeitures in compensation expense recognized during a reporting period. • Requires all associated excess tax benefits to be recognized as an income tax benefit through earnings rather than as additional paid-in capital with excess tax deficiencies recognized as income tax expense rather than as an offset of excess tax benefits, if any. • Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.	Modified retrospective or prospective adoption from April 1, 2017 depending on the nature of the accounting change.	No impact.
ASU 2014-09, "Revenue from Contracts with Customers"[2]	• Replaces existing revenue recognition guidance in ASC 605 and certain industry-specific revenue recognition guidance. • Requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. • Specifies the accounting for costs to obtain or fulfill a customer contract. • Revises existing guidance for principal-versus-agency determination. • Requires extensive new footnote disclosures around nature and type of revenue from services provided to customers.	Full or modified retrospective adoption from April 1, 2018.	No impact expected.
ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments"	• Provides guidance on the disclosure and classification of certain items within the statement of cash flows, including beneficial interests obtained in a securitization of financial assets, cash payments for settlements of zero-coupon debt instruments and debt prepayment or extingishment costs and distributions received from equity-method investees.	Prospective adoption from April 1, 2018.[1]	Currently evaluating the potential impact.

2. Significant Accounting Policies (continued)

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these financials statements
ASU 2016-18 "Restricted Cash"	• Requires that cash segregated for regulatory and other purposes be included in cash and cash equivalents disclosed in the statement of cash flows.	Retrospective adoption from April 1, 2018.[1]	Currently evaluating the potential impact.

(1) Unless the Company early adopts.

(2) As subsequently amended by ASU 2015-14 "Revenue from Contracts with Customers—Deferral of the Effective Date", ASU 2016-08 "Revenue from Contracts with Customers—Principal versus Agent Considerations", ASU 2016-10 "Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing", ASU 2016-12 "Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients" and ASU 2016-20 "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers".

3. Deposit with Clearing Organization

Deposit with clearing organization consists entirely of a guarantee deposit with a derivatives clearing organization. This amount is determinable by such clearing organization and is subject to change.

4. Transactions with Related Parties

The Company's transactions with affiliates include derivative transactions, purchase of various services and financing activities in the form of short term loans to affiliates, borrowings from affiliates and secured financing transactions such as securities borrowed, resale agreements, securities loaned and repurchase agreements. As mentioned in Note 1, the Company enters into a significant number of OTC derivatives as a result of acting as an intermediary between its Nomura affiliates, including NSC, NIP, NCM, NFPS and non-Nomura parties. Substantially all of NDPI's derivative transactions with non-Nomura counterparties are economically hedged with offsetting derivative trades with the Company. The Company also clears most of its exchange traded derivative activity and some of its OTC derivative activity subject to central clearing ("OTC Centrally Cleared Derivatives") through affiliates such as NIP and NSI.

In addition, NDPI provides guarantees for certain OTC derivatives transactions entered into by the Company, which could require NDPI to make payments to certain of the Company's counterparties if the Company failed to perform. NSC is also a co-guarantor for certain of these transactions. The Company collateralizes NDPI under a reimbursement agreement for NDPI's potential exposure under these guarantees. NHI and NSC guarantee the Company's obligations to NDPI under the reimbursement agreements.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

4. Transactions with Related Parties (continued)

At March 31, 2017, the Company pledged $9.7 million in cash collateral in relation to derivative transactions between the Company and NDPI. No collateral was pledged in relation to guarantees at March 31, 2017.

At March 31, 2017, on a counterparty basis, there were no net liabilities from derivative transactions between the Company and third parties guaranteed by NDPI.

Transaction Execution Services Agreement

The Company is a party to a Transaction Execution Services Agreement ("TESA") involving certain other Nomura affiliates ("TESA Affiliates") where the other parties to the TESA provide trade execution services ("Services") for certain products to the Company in accordance with US transfer pricing regulations and Organization for Economic Co-operation and Development transfer pricing guidelines.

Under a related agreement, NHA, a TESA Affiliate, serves as the intermediary between the Company and the TESA Affiliates and is the sole entity to be the recipient of or responsible for any applicable gain or loss as determined under TESA, as well as for any and all other revenues, expenses, including certain allocated expenses, gains and or losses of the Company. This has been interpreted to include equity and fixed income sales credits, which are essentially internal commissions paid to affiliates for sales efforts in relation to trading activity recorded by the Company. The impact of the related agreement is recorded in income. This agreement with NHA was terminated effective April 1, 2017. Beginning April 1, 2017, the Company will be the sole entity to be the recipient of, or responsible for, any applicable gains or losses as determined under the TESA as well as for any and all other revenues, expenses gains and/or losses of the Company.

Operational and Administrative Arrangements

The Company reimburses affiliates for the expenses incurred in providing office space and other equipment used by the Company. Additionally, the Company reimburses affiliates for expenses and certain other costs, which the affiliates pay on behalf of the Company and receives reimbursements from affiliates for certain expenses incurred by the Company on the affiliates' behalf. These reimbursements are reflected net, in income.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

4. Transactions with Related Parties (continued)

At March 31, 2017, balances with related parties are included in the accompanying Statement of Financial Condition captions (in thousands):

Assets

Derivative financial instruments - affiliates[1]	$ 158,460
Securities borrowed	2,756,557
Securities purchased under agreement to resell[1]	2,406,435
Receivables:	
Brokers, dealers and clearing organizations	147,669
Customers	59,350
Loans receivable from customers at fair value	28,800
Short term loans receivable from affiliate	7,452
Other assets	1,446

Liabilities

Derivative financial instruments - affiliates[1]	$ 33,292
Securities loaned	5,439,097
Securities sold under agreements to repurchase[1]	166,898
Borrowings from Parent	642,267
Payables:	
Customers	69,875
Brokers, dealers and clearing organizations	1,459
Other payables to affiliates	50,354
Accrued interest	1,132

[1] Represents amounts after counterparty netting in accordance with ASC 210-20.

Short term loans receivable from affiliate consists of deposits of $7.4 million due from NDPI at March 31, 2017. NDPI is required to defer certain settlement payments due by NDPI on derivatives with NGFP for one month after settlement date, using a calculation methodology set forth in a credit rating agency guideline applicable to NDPI. To simplify the arrangement operationally, the Company deposits funds with NDPI ahead of expected settlements of derivatives due by NDPI and NDPI is required to hold these NGFP deposits for one month. This has a similar effect from a cash flow perspective as allowing NDPI to defer cash settlement payments to NGFP within a given month. Interest rates on these deposits ranged from (0.6%) to 1.0% at March 31, 2017. Different interest rates charged reflect the relevant currencies involved. Negative interest rates are attributed to foreign currency deposits on which the Company does not receive interest income but pays a fee instead.

4. Transactions with Related Parties (continued)

Borrowings from Parent represents an overnight loan of $238 million and a term loan of $404 million payable to NHA. At March 31, 2017, the interest rate payable on these loans was 2.33% and 0.88%, respectively. Different interest rates charged reflect the relevant currencies involved.

Other payables to affiliates relates primarily to amounts received from NHA in order to fund the Company's purchase of equity securities to hedge an equity swap with NHA.

Receivables from brokers, dealers and clearing organizations is primarily comprised of receivables of $113 million from affiliates in relation to cash collateral posted to affiliates in their capacity as clearing broker for the Company on exchange traded derivatives.

Receivables from/Payable to customers is primarily comprised of excess cash collateral posted to/received from affiliates in relation to derivatives activities.

Loans receivable from customers at fair value represents a fully funded credit linked swap with an affiliate which is documented as a derivative, but failed the ASC 815 definition of a derivative due to the significance of the upfront payment required under the contract. The swap synthetically exposes the Company to the market and credit risks of a loan made by an affiliate and is collateralized by corporate and sovereign securities pledged by the borrower to the affiliate, and repledged by the affiliate to the Company.

5. Fair Value Measurements

The Fair Value of Financial Instruments

A significant amount of the Company's financial instruments are carried at fair value. Financial assets that are carried at fair value on a recurring basis include *Trading assets*. Financial liabilities that are carried at fair value on a recurring basis include *Trading liabilities*. Additionally, the Company applies the fair value option for *Loans receivable from customers at fair value*.

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

5. Fair Value Measurements (continued)

Valuation Methodology for Financial Instruments Carried at Fair Value on a Recurring Basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Certain OTC contracts have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices.

Certain instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount of unrealized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and the Company's own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach

5. Fair Value Measurements (continued)

is used to measure the credit exposure on the Company's financial liabilities as is used to measure counterparty credit risk on the Company's financial assets.

Valuation pricing models are calibrated to the market on a regular basis by comparison to observable market pricing, comparison with alternative model and analysis of risk profiles and inputs used are adjusted for current market conditions and risk. Our model validation group ("MVG") within the Risk Management Division reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model's suitability for valuation and sensitivity of the models used for a particular product.

Fair Value Hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the "fair value hierarchy") based on the transparency of valuation inputs used by the Company to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices for identical financial instruments in active markets accessible by the Company at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.

Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example of a Level 2 instrument is an interest rate swap contract between a short-term floating interest rate and a fixed interest rate.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples include callable spread options valued using significant unobservable parameters.

5. Fair Value Measurements (continued)

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant to its measurement.

As explained above, the valuation of Level 3 financial assets and liabilities is dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Typical unobservable parameters can include volatility skews and correlation risk for derivative instruments.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis, as of March 31, 2017, within the fair value hierarchy (dollars in thousands):

Notes to Statement of Financial Condition (continued)

5. Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting [1]	Total
Assets					
Derivatives:					
Interest rate contracts	$ 853	$ 108,410,362	$ 373,798	$ -	$ 108,785,013
Foreign exchange contracts	-	23,519,008	47,967	-	23,566,975
Equity contracts	-	5,516,185	266,653	-	5,782,838
Credit contracts	-	652,540	19	-	652,559
Netting	-	-	-	(137,711,584)	(137,711,584)
Total derivatives	853	138,098,095	688,437	(137,711,584)	1,075,801
Equity securities	5,070,722	331,502	-	-	5,402,224
U.S. and foreign government, agency and municipal securities	1,497,743	405,979	-	-	1,903,722
Total trading assets	**$ 6,569,318**	**$ 138,835,576**	**$ 688,437**	**$ (137,711,584)**	**$ 8,381,747**
Loans receivable from customers at fair value [2]	**$ -**	**$ 33,672**	**$ 28,800**	**$ -**	**$ 62,472**
Liabilities					
Derivatives:					
Interest rate contracts	$ 675	$ 107,317,066	$ 358,107	$ -	$ 107,675,848
Foreign exchange contracts	-	22,291,811	47,840	-	22,339,651
Equity contracts	-	6,313,585	414,607	-	6,728,192
Credit contracts	-	647,870	-	-	647,870
Netting	-	-	-	(135,873,767)	(135,873,767)
Total derivatives	675	136,570,332	820,554	(135,873,767)	1,517,794
Equity securities	2,495,699	34,587	-	-	2,530,286
U.S. and foreign government, agency and municipal securities	1,383,148	1,342	-	-	1,384,490
Total trading liabilities	**$ 3,879,522**	**$ 136,606,261**	**$ 820,554**	**$ (135,873,767)**	**$ 5,432,570**

[1] The amount offset under counterparty netting of derivative assets and liabilities and cash collateral netting against derivatives.

[2] Item for which the Company elected the Fair value option under ASC 825.

5. Fair Value Measurements (continued)

Valuation Methodology by Major Class of Financial Asset and Liability

The valuation methodology used by the Company to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Derivatives – Interest rate contracts **–** The Company enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, or if marked to theoretical prices such as in the case of listed options, they are classified in Level 2. As of March 31, 2017, no exchange traded interest rate contracts were classified as Level 2. The fair value of OTC interest rate derivatives is determined through discounted cash flow ("DCF") valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange ("FX") rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where FX rates, interest rates, volatilities or correlation valuation inputs are significant and unobservable.

Derivatives – Foreign exchange contracts – The Company may enter into both exchange-traded and OTC FX derivative transactions such as FX forwards and currency options. The fair value of exchange-traded FX derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore would be classified in Level 1 of the fair value hierarchy when exchange prices are used. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. As of March 31, 2017, the Company did not hold exchange-traded FX derivatives. The fair value of OTC FX derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC FX derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or

5. Fair Value Measurements (continued)

market-corroborated. Certain longer-dated FX derivatives are classified in Level 3 where forward FX rates, interest rates volatility or correlation valuation inputs used are significant and unobservable.

Derivatives – Equity contracts – The Company enters into both exchange-traded and OTC equity derivative transactions such as swaps or options on single names or indices. Where exchange-traded equity derivatives are traded in active markets and fair value is determined using an unadjusted exchange price, these derivatives are classified in Level 1 of the fair value hierarchy. In practice, exchange-traded equity derivatives are valued using options models and are classified in Level 2. Use of a model valuation is more representative of fair value than exchange price because of the higher volume and frequency of trading in the underlying equity instruments. As of March 31, 2017, all exchange-traded equity derivatives were classified as Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives would be classified as Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives – Credit contracts – The Company enters into OTC credit derivative transactions such as credit default swaps on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, loss severities, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are typically observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives would be classified in Level 3 where credit spreads, loss severities, volatility or correlation valuation inputs are significant and unobservable.

Equity securities – Equity securities include direct holdings of listed equity securities. Listed equity securities are valued using quoted prices for identical securities from active markets

5. Fair Value Measurements (continued)

where available, in which case they are classified as Level 1. The Company determines whether the market is active depending on the sufficiency and frequency of trading of the security. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2.

U.S. and foreign government, agency and municipal securities – U.S. government securities are valued using quoted market prices, broker or dealer quotations or alternative pricing sources. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Some foreign government securities do not have readily quoted market prices and would be classified as Level 2 or Level 3. Municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are often traded in inactive markets.

Loans receivable from customers at fair value – The fair value option was elected for transactions documented as derivatives that failed the ASC 815 definition of a derivative. These transactions were recorded as financing transactions with embedded derivatives and are managed within a fair valued derivative portfolio. These positions are valued in the same manner as interest rate and credit derivatives transactions.

Valuation Processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within this Statement of Financial Condition, including those classified as Level 3 within the fair value hierarchy, the Company operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within the Company with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

- The Product Control Valuations Group ("PCVG") has primary responsibility for determining and implementing valuation policies and procedures in connection with the determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with United States generally accepted accounting principles ("US GAAP"). While it is the responsibility of front office traders in the Company's trading businesses to price its financial instruments, the PCVG is responsible for independently verifying or validating

5. Fair Value Measurements (continued)

these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within this Statement of Financial Condition is made by senior management independent of the trading businesses. The PCVG reports to the Head of Product Control and ultimately to the NHA Chief Financial Officer;

- The Accounting Policy Group defines the Company's accounting policies and procedures in accordance with US GAAP, including those associated with determination of fair value under ASC 820 and other relevant US GAAP pronouncements. This group reports to the NHA Chief Financial Officer;

- The MVG within the Risk Management Division validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the NHA Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within the Company, particularly around Level 3 financial instruments, are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

Independent Price Verification Processes

The key objective of the independent price verification processes within the Company is to verify the appropriateness of fair value measurements applied to all financial instruments within the Company. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation methodology and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external sources on a regular basis. The process involves obtaining independent data such as trades, marks and prices from external sources and examining the impact of marking the positions at the independent prices.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

5. Fair Value Measurements (continued)

Where there is a lack of observable market information around the inputs used in a fair value measurement, the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, volatility surfaces, curves and past trades.

Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate, trading desks may be asked to execute trades to evidence market levels.

Model Review and Validation

For more complex and illiquid financial instruments, pricing models are used to determine fair value measurements. Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model's suitability and to quantify model risk by applying model reserves and capital adjustments. Valuation models are developed and maintained by the front-office and risk models by the Risk Methodology Group within the Risk Management Division. Some models may also be developed by third party providers. The Risk Methodology Group has primary responsibility for the ongoing refinement and improvement of risk models and methodologies. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable.

Revenue Substantiation

PCVG also ensures adherence to the Company's valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, FX rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 Financial Instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes that vary substantially either over time or among market makers, or little publicly released information.

5. Fair Value Measurements (continued)

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information the Company would expect market participants to use in valuing similar instruments.

Using reasonably possible alternative assumptions to value Level 3 financial instruments may significantly influence their value. A range of possible fair values may be available for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation is based on management's judgment of prevailing market conditions, in accordance with the Company's established valuation policies and procedures.

Quantitative Information Regarding Significant Unobservable Inputs and Assumptions

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for certain Level 3 financial instruments as of March 31, 2017 (dollars in thousands):

Class of financial instrument	Fair value		Valuation technique(s)	Unobservable inputs		Level 3 Input or Range of Inputs
Derivatives, net:						
Interest rate contracts	$	15,691	Discounted cash flow	Interest rates		0.1% - 3.0%
				Volatilities		30.2% - 47.9%
				Correlations		0.14 - 0.81
Foreign exchange contracts	$	127	Option models	Volatilities		12.4% - 16.1%
Equity contracts	$	(147,954)	Option models	Dividend yield		0.0% - 10.0%
				Volatilities	(1)	3.0% - 70.0%
				Correlations	(2)	(0.5) - 0.96
Loans receivable from customers at fair value	$	28,800	Discounted cash flow	Credit spreads		7.1%

(1) The majority of the inputs are centered around the middle of the range.

(2) The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

5. Fair Value Measurements (continued)

Sensitivity of Fair Value to Changes in Unobservable Inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by the Company will impact the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs as described below impact the determination of a fair value measurement for the financial instrument.

Where the Company is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads, or recovery rates in isolation, would result in a significantly higher (lower) fair value measurement.

Where the Company is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by the Company.

Where the Company is long optionality, or correlation, significant increases (decreases) in volatility or correlation will result in a significantly higher (lower) fair value measurement.

Where the Company is short optionality, or correlation, the impact of these changes would have a converse effect on the fair value measurements.

The following table explains increases and decreases, including gains and losses, of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the year ended March 31, 2017. Financial instruments classified as Level 3 are derivatives and loans receivable valued using significant unobservable parameters. These financial instruments are often economically hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are at times measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

Notes to Statement of Financial Condition (continued)

5. Fair Value Measurements (continued)

	Opening balance as of April 1, 2016	Purchases	Issuances	Sales	Settlements [2]	Total unrealized and realized gains / (losses)	Transfers into Level 3	Transfers out of Level 3	Balance as of March 31, 2017	Gains (Losses) on outstanding Level 3 Assets and Liabilities for the year ended March 31, 2017 [1]
					(Dollars in thousands)					
Derivatives:										
Interest rate contracts, net	$ 23,777	$ -	$ -	$ -	$ (664)	$ (7,057)	$ (1,187)	$ 822	$ 15,691	$ (2,294)
Foreign exchange contracts, net	(3,200)	-	-	-	(230)	(40)	-	3,597	127	(32)
Equity contracts, net	(23,473)	-	-	-	(302,714)	143,300	(224)	35,157	(147,954)	(102,505)
Credit contracts, net	10,376	-	-	-	75	(601)	-	(9,831)	19	(527)
	$ 7,480	$ -	$ -	$ -	$ (303,533)	$ 135,602	$ (1,411)	$ 29,745	$ (132,117)	$ (105,358)
Loans receivable from customer at fair value	$ -	$ 28,800	$ -	$ -	$ -	$ -	$ -	$ -	$ 28,800	$ -

[1] These net unrealized gains (losses) are included in income.

[2] All cash settlements are included within Settlements, which includes premiums paid or received on options.

Transfers Between Levels of the Fair Value Hierarchy

The Company assumes that transfers of assets and liabilities between Levels within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer occurred. Amounts reported below, therefore represent the fair value of the transferred financial instruments at the beginning of the relevant quarter in which the transfer occurred.

Transfers From Level 2 to Level 3:

- Approximately $1.2 million of net interest rate liabilities were transferred from Level 2 to Level 3 as inputs (volatilities and correlations) became unobservable.

5. Fair Value Measurements (continued)

Transfer from Level 3 to Level 2:

- Approximately $3.6 million of net FX contract liabilities were transferred from Level 3 to Level 2 as inputs (volatilities) became observable

- Approximately $35.2 million of net equity contract liabilities were transferred from Level 3 to Level 2 as inputs (volatilities) became observable.

- Approximately $9.8 million of net credit contract assets were transferred from Level 3 to Level 2 as inputs (credit spreads and recovery rates) became observable.

Fair Value Option for Financial Assets and Liabilities

The Company carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When the Company elects the fair value option for an eligible item, changes in that item's fair value are recognized in income. Election of the fair value option is irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets elected for the fair value option by the Company, the reasons for the election, and related gains and losses recognized during the year ended March 31, 2017 are as follows:

- *Loans receivable from customers at fair value* – The fair value option was elected for transactions documented as derivatives that failed the ASC 815 definition of a derivative. These transactions were recorded as financing transactions with embedded derivatives and are managed within a fair valued derivative portfolio. These positions are valued in the same manner as interest rate and credit derivatives transactions.

- At March 31, 2017, the fair value and unpaid principal balance of the positions for which the fair value option was elected were $62.5 million and $58.4 million, respectively.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

5. Fair Value Measurements (continued)

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis on the Statement of Financial Condition since they are neither held for trading purposes nor elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and/or contain minimal credit risk. These include *Cash, Deposit with clearing organization, Short term loans receivable from affiliate, Securities purchased under agreements to resell, Securities borrowed, Borrowings from Parent, Securities sold under agreements to repurchase* and *Securities loaned.* Generally, these financial instruments would be classified as either Level 1 or Level 2 within the fair value hierarchy.

However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within our Statement of Financial Condition as of March 31, 2017.

Financial instruments carried at fair value on a recurring basis are separately reported in the tables above.

	Carrying value	Fair value	Level 1	Level 2	Level 3
			Fair value by Level		
			(Dollars in thousands)		
Assets:					
Cash	$ 5,811	$ 5,811	$ 5,811	$ -	$ -
Deposit with clearing organization	32,057	32,057	32,057	-	-
Securities borrowed	2,756,557	2,756,557	-	2,756,557	
Securities purchased under agreements to resell [1]	2,406,435	2,406,435	-	2,406,435	-
Short term loans receivable from affiliate	7,452	7,452	-	7,452	-
Liabilities:					
Securities loaned	5,439,097	5,439,097	-	5,439,097	-
Securities sold under agreements to repurchase [1]	166,898	166,898	-	125,222	41,676
Borrowings from Parent	642,267	642,267	-	642,267	-

[1] Represents amounts after counterparty netting in accordance with ASC 210-20.

5. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to the financial instruments carried at fair value on a recurring basis, the Company also carries other financial instruments at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Examples of such financial instruments include *Receivables from brokers, dealers and clearing organizations* and *Receivables from customers*. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

6. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forwards, and FX contracts.

An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. Credit default swaps are credit derivatives in which the buyer exchanges a series of annuitized premium payments for default protection on an underlying credit asset over a specified period of time. Options are contracts that grant the holder of the option the right to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options.

Futures and forwards contracts are commitments to either purchase or sell securities, foreign currency or other financial instruments at a specific future date for a specified price or yield and may be settled in cash or through delivery. FX contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties.

Risks arise from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments, as well as the possible inability of counterparties to meet the terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded and OTC centrally cleared derivatives, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

6. Derivative Instruments and Hedging Activities (continued)

delivery to and from counterparties. For futures contracts, the change in the market value is settled with a clearing broker dealer or exchange on a daily basis. As a result, the credit risk on a futures contract is limited to the net positive change in the market value for a single day, which is recorded in *Receivable from brokers, dealers and clearing organizations* on the Statement of Financial Condition. The Company evaluates the risk exposures net of related collateral and reports them on a net-by-counterparty basis consistent with ASC 815-10-45. All of the Company's derivative transactions are for trading purposes.

The following table quantifies the volume of the Company's derivative activity recorded within *Trading asset*s and *Trading liabilities* on the Statement of Financial Condition as of March 31, 2017, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Contract / Notional[1]	Derivative Assets Fair Value	Derivative Liabilities Fair Value
Interest rate contracts	$ 14,054,902,870	$ 108,785,013	$ 107,675,848
Foreign exchange contracts	704,598,307	23,566,975	22,339,651
Equity contracts	139,512,640	5,782,838	6,728,192
Credit contracts	27,065,833	652,559	647,870
Gross derivative instruments[2][3]	$ 14,926,079,650	$ 138,787,385	$ 137,391,561

(1) Represents the total contract/notional amount of the derivative assets and liabilities outstanding.

(2) Notional amounts include notionals related to long and short futures contracts of approximately $43,224,065 and $47,098,003 respectively. The unsettled variation margin on these futures contracts (excluded from the table above) is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations,* on the Statement of Financial Condition.

(3) Effective January 3, 2017, the Chicago Mercantile Exchange ("CME") amended its rulebook for cleared OTC derivatives, resulting in the characterization of variation margin transfers as settlement payments as opposed to cash posted as collateral. As a result, at March 31, 2017, the cleared OTC interest rate contract gross derivative assets and liabilities, and related counterparty and cash collateral netting amounts in total decreased by $9 billion and $9 billion, respectively, with no net impact to the Statement of Financial Condition. While this rule change applies to both credit and interest rate contracts, the Company does not have any credit OTC derivatives that are centrally cleared through CME. Also, LCH.Clearnet Limited ("LCH") has made a similar rule change but is distinguishable from CME in that it allows settlement as an electable option (as opposed to CME's requirement). The Company clears interest rate contracts through LCH, but has not made an election with LCH for the legal settlement treatment.

6. Derivative Instruments and Hedging Activities (continued)

Offsetting of Derivatives

The Company controls counterparty credit risk associated with derivative financial instruments through credit approvals, limits and monitoring procedures. To reduce default risk, the Company requires collateral, principally cash collateral and government securities, for certain derivative transactions.

In certain cases, the Company may agree for such collateral to be posted to a third-party custodian under a control agreement that enables the Company to take control of such collateral in the event of counterparty default. From an economic standpoint, the Company evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally cleared derivatives and exchange-traded derivatives, the clearing or membership agreements entered into by the Company provide the Company with similar rights in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, the Company generally seeks to obtain an external legal opinion.

For certain types of counterparties and in certain jurisdictions, the Company may enter into derivative transactions which are not documented under a master netting agreement. Similarly, even when derivatives are documented under such agreements, the Company may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights are legally enforceable. This may be the case where relevant local laws specifically prohibit close-out and offsetting rights, local laws are complex, ambiguous or silent on the ability of the Company to exercise such rights, or where the Company has simply not yet sought legal advice to support the enforceability of the master netting agreement. This includes derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

The Company considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and credit limits are applied and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty documented under a master netting agreement are offset in the Statement of Financial Condition where the specific criteria defined by ASC 815 and ASC 210-20 are met. These criteria include requirements around the legal

Notes to Statement of Financial Condition (continued)

6. Derivative Instruments and Hedging Activities (continued)

enforceability of the close-out and offset rights included in the master netting agreement. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively, where certain additional criteria are met.

The following table presents information about offsetting of derivative instruments and related collateral amounts in the Statement of Financial Condition as of March 31, 2017, by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. OTC settled bilaterally includes derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. OTC centrally cleared derivatives include derivatives executed bilaterally with a counterparty in the OTC market but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange traded derivatives include derivatives (typically listed options) executed directly on an organized exchange that provides pre-trade price transparency. Amounts below exclude futures contracts, which are settled daily. The unsettled variation margin on futures contracts is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations*, respectively, on the Statement of Financial Condition. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table.

6. Derivative Instruments and Hedging Activities (continued)

	Derivative Assets	Derivative Liabilities
	(dollars in thousands)	
Interest rate contracts		
OTC settled bilaterally	$ 89,525,934	$ 86,667,620
OTC centrally cleared	19,258,226	21,007,553
Exchange-traded	853	675
Foreign exchange contracts		
OTC settled bilaterally	23,566,975	22,339,651
OTC centrally cleared	-	-
Exchange-traded	-	-
Equity contracts		
OTC settled bilaterally	5,530,690	6,493,648
OTC centrally cleared	-	-
Exchange-traded	252,148	234,544
Credit contracts		
OTC settled bilaterally	648,854	646,082
OTC centrally cleared	3,705	1,788
Exchange-traded	-	-
Total gross derivatives balances[1][2]	138,787,385	137,391,561
Less: Amounts offset in the statement of financial condition[2][3]	(137,711,584)	(135,873,767)
Total net amounts reported on the face of the statement of financial condition[4]	1,075,801	1,517,794
Less: Additional amounts not offset in the statement of financial condition		
Financial instruments and non-cash collateral[5]	(156,596)	(40,927)
Net amount	$ 919,205	$ 1,476,867

[1] Includes all gross derivative asset and liability balances irrespective of whether they are transacted under legally enforceable master netting agreement or whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2017, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which the Company has not yet obtained sufficient evidence of enforceability was $554 million and $446 million, respectively.

[2] Effective January 3, 2017, the Chicago Mercantile Exchange ("CME") amended its rulebook for cleared OTC derivatives, resulting in the characterization of variation margin transfers as settlement payments as opposed to cash posted as collateral. As a result, at March 31, 2017, the cleared OTC interest rate contract gross derivative assets and liabilities, and related counterparty and cash collateral netting amounts in total decreased by $9 billion and $9 billion, respectively, with no net impact to the Statement of Financial Condition.

Notes to Statement of Financial Condition (continued)

6. Derivative Instruments and Hedging Activities (continued)

[3] Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under legally enforceable master netting and similar agreements in accordance with ASC 815. As of March 31, 2017, the Company offset a total of $6,171 million of cash collateral receivables against net derivative liabilities and $8,009 million of cash collateral payables against net derivative assets.

[4] Net derivative assets and net derivative liabilities are generally reported within *Trading assets* and *Trading liabilities*, respectively on the Statement of Financial Condition.

[5] Represents securities collateral which is not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20 and ASC 815 but which provide the Company with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where the Company does not have the legal right of offset or has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

As of March 31, 2017, a total of $225 million of cash collateral receivables and $861 million of cash collateral payables have not been offset against net derivatives. Of this amount, $223 million of cash collateral receivables and $527 million of cash collateral payables were not offset because they represent collateral amounts in excess of the related counterparty exposure. The remaining amounts were not eligible to be offset, because they related to agreements for which the Company lacked evidence of enforceability. Cash collateral receivables and cash collateral payables are reported within *Receivables from customers* and *Payables to customers*, respectively on the Statement of Financial Condition.

Derivatives entered into in contemplation of sales of financial assets

At the balance sheet date, the Company did not have any outstanding transactions that comprise a transfer of a financial asset recorded as a sale with an agreement (for example, a total return swap or similar derivative) entered into with the transferee in contemplation of the initial transfer, whereby the Company retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction.

7. Collateralized Financing Agreements

The Company enters into collateralized transactions including resale agreements, repurchase agreements, securities borrowing and securities lending transactions, mainly to finance trading inventory positions and to obtain securities for settlement. All such transactions are with affiliates.

These transactions are documented under industry-standard master netting agreements which reduce the Company's credit exposure to the affiliates as they permit the close-out and offset of transactions and collateral amounts in the event of default of the affiliate counterparties. In order

Notes to Statement of Financial Condition (continued)

7. Collateralized Financing Agreements (continued)

to support the enforceability of the close-out and offsetting rights within these agreements, the Company has obtained external legal opinions.

In all of these transactions, the Company either receives or provides collateral, including government, agency, and equity securities. In most cases, the Company is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and resale transactions, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require the Company to provide the affiliate counterparties with collateral in the form of cash or other securities. For securities lending transactions, the Company generally receives collateral in the form of cash or other securities.

The Company monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes throughout the life of the transactions.

Resale agreements and repurchase agreements with the same counterparty are offset in the Statement of Financial Condition where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of the close-out and offsetting rights.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

7. Collateralized Financing Agreements (continued)

The following table presents information about offsetting of these transactions in the Statement of Financial Condition, together with the extent to which master netting agreements entered into with the affiliate counterparties permit additional offsetting in the event of counterparty default (in thousands):

	Assets		Liabilities	
	Resale agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance	$ 4,160,217	$ 2,756,557	$ 1,920,680	$ 5,439,097
Less: Amounts offset in the statement of financial condition [1]	(1,753,782)	-	(1,753,782)	-
Total net amounts reported on the face of the statement of financial condition [2]	2,406,435	2,756,557	166,898	5,439,097
Less: Additional amounts not offset in the statement of financial condition: [3]				
Financial instruments and non-cash collateral	(2,402,639)	(2,756,557)	(162,312)	(5,439,097)
Cash collateral	-	-	-	-
Net amount	$ 3,796	$ -	$ 4,586	$ -

[1] Represents amounts offset through counterparty netting of resale agreements and repurchase agreements in accordance with ASC 210-20.

[2] Resale agreements and securities borrowing transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities purchased under agreements to resell* and *Securities borrowed*, respectively. Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively.

[3] Represents amounts which are not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default.

7. Collateralized Financing Agreements (continued)

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total gross balance of liabilities recognized in the Statement of Financial Condition for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2017. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20 (in thousands):

	Overnight and open [1]	Greater than 1 year	Total
Repurchase agreements	$ 1,879,004	$ 41,676	$ 1,920,680
Securities lending transactions	5,439,097	-	5,439,097
Total gross recognized liabilities [2]	$ 7,318,101	$ 41,676	$ 7,359,777

[1]   Open transactions do not have an explicit contractual maturity date and are terminable on demand by the Company or the counterparty.

[2]   Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total gross balance of liabilities recognized in the Statement of Financial Condition for repurchase agreements and securities lending transactions by class of securities transferred by the Company to counterparties as of March 31, 2017. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20 (in thousands):

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

7. Collateralized Financing Agreements (continued)

	Repurchase agreements	Securities lending transactions	Total
Equity securities	$ -	$ 5,439,097	$ 5,439,097
U.S. and foreign government and agency securities	1,870,405	-	1,870,405
Bank and corporate debt securities	42,321	-	42,321
Residential mortgage-backed securities - agency	7,954	-	7,954
Total gross recognized liabilities [1]	$ 1,920,680	$ 5,439,097	$ 7,359,777

[1] Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by the Company

The Company receives collateral in the form of securities in connection with resale agreements, securities borrowed and derivative collateral agreements. When the Company borrows securities, it collateralizes the lender by pledging cash or other securities. At March 31, 2017, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $7.0 billion and the fair value of the portion that had been sold or repledged was $5.5 billion.

Collateral pledged by the Company

The Company pledges firm-owned securities to collateralize repurchase agreements and securities loaned transactions. In addition, the Company pledges firm-owned securities as collateral in connection with derivative transactions. Pledged securities that can be sold or repledged by the secured party are $6.4 billion at March 31, 2017 and are disclosed in parenthesis as pledged within *Trading assets* on the Statement of Financial Condition. At March 31, 2017 the Company had pledged $402 million of *Trading assets* owned as collateral which the secured party does not have the right to sell or repledge.

8. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2017 (in thousands):

	Receivables	Payables
Pending trades, net	$ -	$ 201,988
Receivables from / payables to brokers, dealers and clearing organizations	148,212	10,889
	$ 148,212	$ 212,877

Receivables from/payables to brokers, dealers and clearing organizations primarily include cash collateral deposited with broker-dealer affiliates in their capacity as clearing brokers for the Company's exchange traded derivative trades as well as unsettled variation margin. Pending trades represent the net amount receivable on unsettled regular-way securities transactions. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. There were no Securities failed to deliver/receive on the Company's Statement of Financial Condition at March 31, 2017.

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risks

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation within *Trading liabilities* on the Statement of Financial Condition at March 31, 2017, at the fair values of such securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2017. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, banks, investment funds, security exchanges and clearing organizations. A substantial portion of the Company's securities transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risks (continued)

Credit risk arises from a failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is approximated by the fair value of the contracts reported as assets. These amounts are reported on a net-by-counterparty basis consistent with ASC 815-10-45.

The Credit Risk Management ("CRM") department manages the credit risk exposure that arises from transactions. The CRM department is an independent control function. The Company's process for managing credit risk includes:

- Evaluation of likelihood that a counterparty defaults on its payments and obligations;
- Assignment of internal credit ratings to all active counterparties;
- Approval of extensions of credit and establishment of credit limits;
- Measurement, monitoring and management of the firm's current and potential future credit exposures;
- Setting credit terms in legal documentation including margin terms;
- Use of appropriate credit risk mitigants including netting, collateral and hedging;
- Active communication and co-operation with various stakeholders such as Trading units, Operations, Legal department, Compliance and Finance.

The credit quality of the Company's derivatives portfolio is summarized in the table below, according to internally-defined ratings which are comparable to Standards and Poor's ratings. For the purpose of this table, credit exposure is defined as non-affiliate counterparties with which the Company has a positive fair value position, after netting in accordance with ASC 815-10-45.

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risks (continued)

Internal Rating	Percent of Total
AAA	2%
AA	17%
A	27%
BBB	33%
BB	1%
B and lower	10%
Unrated	10%
Total internal rating	100%

Credit Event Contingencies

The Company enters into certain OTC derivatives where the related collateralization provisions contain credit-risk-related contingent features. These features are clauses that would require the Company to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the long-term credit rating of NHI or NSC.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position on March 31, 2017 was $1.7 billion with related collateral pledged at that date of $1.5 billion. In the event of a one-notch downgrade to the long-term credit rating of NHI or NSC, the Company would need to post additional collateral of $6.3 million.

Use of Credit Derivatives

In the normal course of business, the Company enters into credit derivatives, primarily with an affiliate company, as part of its trading activities for credit risk mitigation, proprietary trading positions and for client transactions. Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index and single-name credit default swaps.

The Company actively monitors and manages its credit derivative exposures. Where credit protection is sold, risks may be mitigated by purchasing credit protection from other third parties

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risks (continued)

either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion.

The Company quantifies the value of these purchased contracts in the following table in the row titled "Protection purchased." These amounts represent purchased credit protection which generally act as a hedge against the Company's written exposures. To the extent the Company is required to pay out under the written credit derivative, a similar amount would generally become due to the Company under the purchased protection.

The following table presents information about the Company's written credit derivatives and the related protection purchased at March 31, 2017 (in millions):

	Carrying Value		Maximum Payout on Protection sold or Receivable on Protection Purchased (Notionals)			
			Years to Maturity			
			Total	0-3 years	4-5 years	More than 5 years
Protection sold	$	(28) [1]	$ 10,903	$ 574	$ 6,772	$ 3,557
Protection purchased	$	28 [1]	$ 11,860	$ 620	$ 6,847	$ 4,393

[1] Carrying values are reported on a gross basis, prior to cash collateral and counterparty netting

Credit derivatives have a stated notional amount which represents the maximum payment the Company may be required to make under the contract. However, this is generally not a true representation of the amount the Company will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood of any payment, including the probability of default and the recovery value of the underlying asset. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience.

The following table presents information about the Company's written credit derivatives by external credit rating of the underlying asset. Where written credit derivatives have an index as an underlying, the exposure detailed below has been decomposed into the ratings categories below based on ratings of securities or derivatives comprising the index. Where multiple external ratings exist from the major rating services, the rating designated below is determined as the middle rating when ratings are available from all three major rating services, or the lower rating when only two ratings are available, consistent with guidelines specified under the Basel Accords.

Notes to Statement of Financial Condition (continued)

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risks (continued)

Maximum Payout/Notional on Protection sold
(Dollars in Millions)

AAA	AA	A	BBB	BB	Other [1]	Total
$ 3,461	$ 1,534	$ 1,386	$ 2,201	$ 356	$ 1,965	$ 10,903

[1] *Other includes credit derivatives where credit rating of the underlying reference asset is below BB, or where no credit rating is available.*

Market Risk

The Company is exposed to market risk. Market risk is the risk of loss arising from fluctuations in the value of assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, FX rates, prices of securities and others). Market risk primarily impacts the Company's trading activities.

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

The Company uses a variety of complementary tools to measure, model and aggregate market risk. The principal statistical measurement tool used to assess and monitor market risk on an ongoing basis is Value at Risk ("VaR"). Limits on VaR are set in line with the Company's risk appetite as expressed through economic capital. In addition to VaR, the Company uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors.

Stress testing explores portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

VaR is a measure of the potential loss in the value of the Company's trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, FX rates, and commodities with associated volatilities and correlations.

9. Off-Balance Sheet Risks and Concentration of Credit and Market Risks (continued)

The Company's concentration of credit and market risk arises from its exposure to financial institutions and security exchanges/clearing organizations. The following table presents the Company's concentration of exposures arising out of OTC derivative transactions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that the Company would incur if the counterparties of the Company failed to perform in accordance with the terms of the instruments and if any collateral or other securities the Company held in relation to those instruments proved to be of no value (in millions):

Industry Concentration	Gross Fair Value	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure
Financial institutions	$ 118,930	$ (110,310)	$ (8,067)	$ 553
Clearing organizations	19,262	(19,258)	-	4

10. Contingent Liabilities and Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or FX rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has provided a guarantee to a derivatives clearinghouse of which it is a clearing member. This guarantee is required under the standard membership agreement of the clearinghouse such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouse requires its members to post collateral in the form of a default fund contribution. The Company's liability under this arrangement is not quantifiable and could exceed the cash it has posted as a default fund contribution. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

10. Contingent Liabilities and Guarantees (continued)

The Company enters into certain derivative contracts that meet the ASC 460 definition of guarantees. Because the Company does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, the Company has disclosed information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put options, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or FX rates in the future could be theoretically unlimited.

The Company records all derivative contracts at fair value on its Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered to be the best indication of payment/performance risks for individual contracts.

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee (other than credit derivatives disclosed as protection sold in Note 9) as of March 31, 2017 (in millions):

| | | Maximum Payout/Notional By Period of Expiration | | | | | | |
| | | Years to Maturity | | | | | | |
Carrying Value of Liability	Maximum Payout	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years
$ 23,972	$ 1,059,739	$ 65,621	$ 116,049	$ 183,657	$ 109,510	$70,363	$ 514,539

11. Income Taxes

The Company is included in the consolidated federal and certain combined state and local tax returns filed by NHA and Subsidiaries (the "Group").The Company and the Group have a practice whereby federal and state and local income and capital taxes for the Company are determined, for financial reporting purposes, on a separate company basis. Federal and certain state and local income and capital taxes are paid to NHA in accordance with this practice. As such, capital taxes payable to NHA of $409 thousand is included in *Other payables to affiliates* on the Statement of Financial Condition as of March 31, 2017.

The Company did not have any current or deferred income taxes for the current fiscal year.

Nomura Global Financial Products Inc.

Notes to Statement of Financial Condition (continued)

11. Income Taxes (continued)

The effective tax rate differs from the statutory federal tax rate of 35% primarily due to maintenance of a full valuation allowance ("VA") used to offset the Company's deferred tax assets ("DTA"), which fail to meet the ASC 740 recognition test.

The components of the Company's net DTA at March 31, 2017 are as follows (in thousands):

Deferred tax asset	$ 348,495
Less: Valuation allowance	(348,495)
	-
Deferred tax liability	-
Net deferred tax asset	$ -

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactments of changes in the tax law or rates. The deferred tax asset relates to net operating loss ("NOL") carryforward, interest expense deferral carryforward and certain other accrued expenses.

A VA of $349 million has been established against the Company's DTAs in accordance with the realization criteria set forth in ASC 740. The net increase during the fiscal year ending March 31, 2017 in the total VA is $2 million, which was primarily due to the impact of the true up of the IRC 163j interest expense deferral and the New York State ("NYS") apportionment partially offset by the NOL utilization.

At March 31, 2017, on a separate company standalone basis, the Company had federal NOL carryforward of approximately $612 million which begins to expire in the year ending March 31, 2028. In addition, the Company had NYS NOL carryforward of approximately $764 million and NYC NOL carryforward of approximately $696 million. Both NYS and NYC NOL will begin to expire on March 31, 2035.

As of March 31, 2017, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

Notes to Statement of Financial Condition (continued)

11. Income Taxes (continued)

As of March 31, 2017, the Company is subject to tax examination for tax years ending March 31, 2014 through 2016 at the federal level and for tax years ending March 31, 2012 through 2015 at the NYS and NYC level. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

12. Net Capital

The Company computes its net capital under Appendix F of SEC Rule 15c3-1 which allows for market risk charges to be calculated using internal VaR models. As of March 31, 2017 the Company's net capital, as defined, of $907 million was in excess of the minimum net capital requirement by $887 million. As an SEC registered OTC Derivatives Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 15c3-3.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

13. Employee Benefit Plans

Substantially all employees of the Company are covered under the Nomura Securities International, Inc. Retirement Investment Plan. The Company's contribution to this defined contribution plan is based on employees' compensation.

Certain of the Company's employees participate in NHI's various incentive plans, which provide awards that vest over time periods of up to five years and that are impacted by the performance of NHI stock and other observable investments/indices.

14. Subsequent Events

The Company has evaluated subsequent events through May 25, 2017, the date as of which this Statement of Financial Condition is available to be issued.

Effective April 1, 2017, the Company's transfer pricing agreement with NHA was terminated. The Company will now be the sole entity to be the recipient of, or responsible for, any applicable gains or losses as determined under the TESA as well as for any and all other revenues, expenses gains and/or losses of the Company.